

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

> **Re: Robot Consulting Co., Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 20, 2024**
> **CIK No. 0002007599**

Dear Amit Takur:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Disclosure on page 1 states that one of Lawyer Robot's main functions, legal precedent research, integrates AI. On page 53, you state that it is your strategic decision not to incorporate AI technology in Lawyer Robot. Please revise to reconcile these apparent inconsistencies.

Financial Statements - September 30, 2023 and 2022
Note 14. Subsequent Events, page F-16

2. We note that the stock options granted on February 7, 2024 are not exercisable until the date of listing of your shares on any domestic or foreign financial instruments exchange. However, since the compensation expense to be recognized at the time of the

listing is based on the grant date fair value, i.e. the fair value of the options on February 7, 2024, please disclose the methodology used to determine the fair value of the options on February 7, 2024 and the amount of unrecognized stock compensation expense as of February 7, 2024.

Financial Statements - March 31, 2023 and 2022
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-23

3.   We note that you state there are no performance obligations after the product key is provided. With a view towards clarifying disclosure, tell us whether or not the customers have the choice at any time over the software license period to download and run the product on their own equipment instead of utilizing cloud-based software that you host. If the customer cannot run the product on their system and is required to utilize your cloud-based service, it appears that the cloud-based hosting you provide is not a distinct obligation pursuant to ASC 606-10-25-22 because the customer cannot use the product without the hosting. Therefore, the hosting should be combined with the software and the bundle treated as a single performance obligation and revenues should be recognized over the software license period for the software and hosting performance obligation bundle. Please revise the accounting policy disclosure here and in the interim financial statements accordingly.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yung Li